Exhibit 99.1

Kenon’s Subsidiary OPC Energy Ltd. Announces Potential Capital Raise

Singapore, June 9, 2025. Kenon Holdings Ltd.’s (NYSE: KEN, TASE: KEN) (“Kenon”) subsidiary OPC Energy Ltd. (“OPC”) announced that it is reviewing a potential capital raise through an offering of new shares. OPC indicated that it estimates that the amount of the offering, to the extent that it is carried out, is expected to be NIS 810 million (approximately $230 million), which may change in accordance with market conditions and is subject to OPC's sole discretion.

OPC further announced that, as part of the offering, it intends to conduct a preliminary tender for qualified investors on June 10, 2025. Kenon has indicated to OPC that it intends to participate in the preliminary qualified investor tender process and submit bid(s) to invest approximately NIS 440 million (approximately $125 million).

OPC indicated that it intends that the proceeds of the offering will be used for part of the CPV Group's share in the equity required for the construction of the Basin Ranch project, if that project proceeds, and/or for other purposes as may be determined by OPC.

The offering is subject to conditions including the approval of the Tel Aviv Stock Exchange for listing of the shares and approval of OPC’s Board of Directors. There is no assurance that the offering will be executed on the terms indicated herein or at all.

The OPC securities referenced in this press release have not been registered under the Securities Act of 1933, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements under that act.

Caution Concerning Forward-Looking Statements

This press release includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. You can generally identify these statements by the use of words like “may”, “will”, “could”, “should”, “believe”, “expect”, “plan”, “estimate”, “forecast”, “potential”, “intend”, “target”, “future”, and variations of these words or comparable words.  These statements include statements relating to OPC’s announcement that it is reviewing a potential capital raise through an offering of new shares, the expected amount of the offering, the intended use of proceeds, Kenon’s intention to participate in the offering and submit bid(s) and the amount of its bid(s) to invest in the offering and other non-historical matters. These forward-looking statements are based on current expectations or beliefs, and are subject to uncertainty and changes in circumstances. These forward-looking statements are subject to a number of risks and uncertainties, which could cause the actual results to differ materially from those indicated in Kenon’s forward-looking statements. Such risks include the risk that the offering is not carried out on the terms described herein or at all, the final terms of the offering, the ultimate use of the proceeds of the offering, whether Kenon ultimately participates in the offering and the amount of Kenon’s allocation in the offering and ultimate investment and ownership stake in OPC after the offering and other risks relating to Kenon’s participation in the offering and other risks and uncertainties, including those set forth under the heading “Risk Factors” in Kenon’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission. Except as required by law, Kenon undertakes no obligation to update these forward-looking statements, whether as a result of new information, future events, or otherwise.